FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 24th, 2018

1.         DATE, TIME AND PLACE: on July 24th, 2018, at 11:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present the totality of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho e Manfred Heinrich Gartz.

4.         AGENDA: (i) Analysis and deliberation on the quarterly information for the period ended June 30, 2018, as well as the main operating indicators for the period; and (ii) Analysis and deliberation on the management proposal for the issuance of shares under the Company's stock option program and the respective capital increase.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and resolved, unanimously and without reservation, as the following:

5.1. Analysis and deliberation on the quarterly information for the period ended June 30, 2018, as well as the main operating indicators for the period: after the presentation made by Mr. Christophe Hidalgo and in accordance with the recommendation of approval made by the Audit Committee, the members of the Board of Directors resolved to approve the quarterly information for the period ended at June 30, 2018 and authorized the Company's Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information hereby approved by sending them to the Comissão de Valores Mobiliários – CVM, the Securities Exchange Commission - SEC and B3 S.A. - Brasil, Bolsa, Balcão.

5.2. Analysis and deliberation on the management proposal for the issuance of shares under the Company's stock option program and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and (ii) the Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

5.2.1.   As a consequence of the exercise of options pertaining to Series B2, B3, B4 and B5 of the Compensation Plan, and to Series C3 and C4 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 168,330.47 (one hundred and sixty-eight thousand, three hundred and thirty reais and forty-seven centavos), by issuance of 169,444 (one hundred and sixty-nine thousand, four hundred and forty-four) preferred shares, whereas:

(i)     93,019 (ninety-three thousand and nineteen) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 930.19 (nine hundred and thirty reais and nineteen centavos), due to the exercise of options from Series B2;

(ii)   2,579 (two thousand, five hundred and seventy-nine) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 25.79 (twenty-five reais and seventy-nine centavos), due to the exercise of options from Series B3;

(iii) 3,077 (three hundred and seventy-seven) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven reais and twenty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 114,495.17 (one hundred and fourteen thousand, four hundred and ninety-five reais and seventeen centavos), due to the exercise of options from Series C3;

(iv) 1,063 (one thousand and sixty-three) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 10.63 (ten reais and sixty-three centavos), due to the exercise of options from Series B4;

(v)   919 (nine hundred and nineteen) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 52,180.82 (fifty-two thousand, one hundred and eighty reais and eighty-two centavos), due to the exercise of options from Series C4; and

(vi) 68,787 (sixty-eight thousand, seven hundred and eighty-seven) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 687.87 (six hundred and eighty-seven reais and eighty-seven centavos), due to the exercise of options from Series B5.

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

5.2.2.   Thus, the Company’s capital stock shall change from the current R$ 6,823,368,290.99 (six billion, eight hundred and twenty-three million, three hundred and sixty-eight thousand, two hundred and ninety reais and ninety-nine centavos) to R$ 6,823,536,621.46 (six billion, eight hundred and twenty-three million, five hundred and thirty-six thousand, six hundred and twenty-one reais and forty-six centavos), fully subscribed and paid for, divided into 266.799.183 (two hundred and sixty-six million, seven hundred and ninety-nine thousand, one hundred and eighty-three) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 167,119,332 (one hundred and sixty-seven million, one hundred and nineteen thousand, three hundred and thirty-two) of which are preferred shares.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 24th, 2018. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho e Manfred Heinrich Gartz.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Ana Paula Tarossi Silva Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 1, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.